UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 7, 2013

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Earnings Release Consolidated Financial Statements (preliminary and unaudited)

SUPPLEMENTAL DATA:

Additional Information (I) (preliminary and unaudited)

Additional Information (II) (preliminary and unaudited)

Additional Information (III) (preliminary and unaudited)

Press Release: Siemens decides on share buyback

Signature page

Key figures Q4 and fiscal 20131, 2

(preliminary and unaudited; in millions of €, except where otherwise stated)

Volume	Q4 2013	Q4 2012	Actual	% Change Adjusted[3]	FY 2013	FY 2012	Actual	% Change Adjusted[3]
Continuing operations
Orders	21,011	21,251	(1)%	3%	82,351	75,939	8%	10%
Revenue	21,168	21,444	(1)%	3%	75,882	77,395	(2)%	(1)%

Profitability and Capital efficiency	Q4 2013	Q4 2012		% Change	FY 2013	FY 2012		% Change
Total Sectors
Adjusted EBITDA	2,311	2,634		(12)%	8,141	9,329		(13)%
Total Sectors profit	1,609	1,932		(17)%	5,788	7,266		(20)%
in % of revenue (Total Sectors)	7.5%	8.9%			7.5%	9.3%
Continuing operations
Adjusted EBITDA	2,195	2,568		(15)%	8,215	9,613		(15)%
Income from continuing operations	1,075	1,230		(13)%	4,212	4,642		(9)%
Basic earnings per share (in € )[4]	1.20	1.35		(11)%	4.85	5.15		(6)%
Continuing and discontinued operations
Net income	1,068	1,191		(10)%	4,409	4,282		3%
Basic earnings per share (in € )[4]	1.19	1.30		(9)%	5.08	4.74		7%
Continuing operations
Return on capital employed (ROCE (adjusted))	14.1%	15.6%			13.8%	15.5%

Capital structure and Liquidity	September 30, 2013					September 30, 2012
Cash and cash equivalents					9,190			10,891
Total equity (Shareholders of Siemens AG)					28,111			30,855
Adjusted industrial net debt					2,805			2,271

Free cash flow-continuing operations		Q4 2013		Q4 2012		FY 2013		FY 2012
Continuing operations
Free cash flow		4,357		4,328		5,257		4,727
Continuing and discontinued operations
Free cash flow		4,336		4,409		5,328		4,700

	September 30, 2013				September 30, 2012
Employees		Continuing operations		Total[6]		Continuing operations		Total[6]
Employees (in thousands)		362		367		366		410
Germany		118		119		119		130
Outside Germany		244		248		247		280

1	Orders; Adjusted or organic growth rates of revenue and orders; Total Sectors profit; ROCE (adjusted); Free cash flow; Adjusted EBITDA; Adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under WWW.SIEMENS.COM/NONGAAP.

2	July 1 – September 30, 2013 and October 1, 2012 – September 30, 2013.

3	Adjusted for portfolio and currency translation effects.

4	Basic earnings per share – attributable to shareholders of Siemens AG. For fiscal 2013 and 2012 weighted average shares outstanding (basic) (in thousands) for the fourth quarter amounted to 843,138 and 871,814 and for the fiscal year to 843,819 and 876,053 shares,respectively.

5	Calculated by dividing adjusted industrial net debt as of September 30, 2013 and 2012 by adjusted EBITDA.

6	Continuing and discontinued operations.

Solid Close to Fiscal 2013

Joe Kaeser, President and Chief

Executive Officer of Siemens AG

“With a solid fourth quarter, we completed an eventful year in fiscal 2013. Now we’re looking ahead and concentrating on measures aimed at improving our profitability, which we are implementing rigorously and prudently. With realignment of the regions, we’ve made the first strategic moves.”

Financial Highlights*:

•	Orders and revenue for the fourth quarter came in 1% lower year-over-year, at €21.011 billion and €21.168 billion, respectively. On an organic basis, excluding currency translation and portfolio effects, orders and revenue both rose 3%.

•	Total Sectors Profit declined to €1.609 billion, due mainly to €688 million in charges for the “Siemens 2014” program. The prior-year period also included substantial burdens on Total Sectors Profit.

•	Income from continuing operations for the quarter was €1.075 billion and basic EPS was €1.20.

•	Free cash flow from continuing operations was €4.357 billion, above the high level in the fourth quarter a year earlier.

•	For fiscal 2013, orders rose 8% year-over-year, to €82.351 billion, due to a higher volume from large orders compared to the prior year, while revenue came in 2% lower, at €75.882 billion. Total Sectors Profit was €5.788 billion, including €1.276 billion in charges related to “Siemens 2014.” Income from continuing operations was €4.212 billion. Siemens proposes a dividend of €3.00 per share, unchanged from fiscal 2012.

Siemens	2-4

Sectors, Equity Investments, Financial Services	5-12

Corporate Activities	13

Outlook	13

Notes and Forward– Looking Statements	14

Media Relations:

Alexander Becker

Phone: +49 89 636-36558

E-mail: becker.alexander@siemens.com

Wolfram Trost

Phone: +49 89 636-34794

E-mail: wolfram.trost@siemens.com

Siemens AG,

80333 Munich, Germany

*Effective during the fourth quarter of fiscal 2013, Siemens’ Water Technologies Business Unit was classified as discontinued operations. Prior-period results are presented on a comparable basis.

Earnings Release Q4 2013 July 1 to September 30, 2013 Munich, Germany, November 7, 2013

Siemens      2

Orders and Revenue

Stable volume despite currency headwinds

Orders and revenue for the fourth quarter came in slightly below their respective prior-year levels. On an organic basis, excluding currency translation and portfolio effects, orders and revenue both rose 3%. In particular, negative currency translation effects took six percentage points from order growth and five percentage points from revenue growth in the quarter. The book-to-bill ratio for Siemens overall was 0.99. The order backlog (defined as the sum of the order backlogs of the Sectors) was €100 billion at the end of the quarter.

Strong order growth in emerging markets

Infrastructure & Cities, Healthcare and Industry took in higher orders year-over-year, particularly including large orders at Infrastructure & Cities. In contrast, Energy’s orders declined due to a significantly lower volume from large orders.

Orders in the Americas and Asia, Australia showed clear growth. Orders in the region comprising Europe, the Commonwealth of Independent States, Africa and the Middle East (Europe/CAME) declined significantly, due mainly to the lower volume from large orders. Emerging markets on a global basis grew 14% year-over-year, reaching €7.813 billion and accounting for 37% of total orders. Organic orders in emerging markets rose 21% compared to the prior-year period.

Mixed picture on revenue development

Infrastructure & Cities’ revenue increased moderately on growth year-over-year at Transportation &

Logistics. The other Sectors posted single-digit revenue declines. On an organic basis, only Industry had lower fourth-quarter revenue than a year earlier.

Among the regions, Europe/CAME reported 2% revenue growth year-over-year while currency headwinds resulted in declines in the Americas and Asia, Australia. Emerging markets on a global basis grew 2% year-over-year, and accounted for €7.515 billion, or 36%, of total revenue for the quarter. Organic revenue growth in emerging markets was 8% for the quarter.

Book-to-Bill ratio

0.99
1.07
1.19
1.10
0.99
21,251
21,444
19,173
17,925
21,235
17,779
20,932
19,009
21,011
21,168
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Figures in millions of €

Orders Revenue Book-to-Bill ratio

Orders & Revenue

3%
(1)%
21%
14%
3%
(1)%
8%
2%
21,251
21,011
6,858
7,813
21,444
21,168
7,386
7,515
Orders
therein: Emerging markets
Revenue
therein: Emerging markets
Figures in millions of €

Q4 2012 Q4 2013 Actual change
Adjusted change

Orders & Revenue by Region

Orders
(10)%
(11)%
5%
5%
18%
10%
26%
22%
14%
7%
6%
7%
10,611
9,425
2,415
2,537
6,472
7,118
3,912
4,769
4,169
4,469
1,530
1,640
Europe, C.I.S.*, Africa, Middle East
therein: Germany
Americas
therein: U.S.
Asia, Australia
therein: China
Revenue
4%
2%
(1)%
(1)%
(0)%
(7)%
(9)%
(13)%
3%
(3)%
2%
1%
10,906
11,170
2,984
2,967
6,078
5,665
4,168
3,642
4,460
4,333
1,865
1,884
Figures in millions of €

Q4 2012 Q4 2013 Actual change * Commonwealth of Independent States
Adjusted change (throughout excluding currency translation and portfolio effects).

Orders & Revenue by Sector

Orders
(7)%
(12)%
10%
3%
8%
5%
10%
10%
8,687
7,609
3,960
4,060
4,572
4,800
4,389
4,816
Energy Sector
Healthcare Sector
Industry Sector
Infrastructure & Cities Sector
Revenue
2%
(3)%
5%
(2)%
(2)%
(5)%
5%
4%
7,647
7,436
3,786
3,724
5,324
5,042
5,002
5,220
Figures in millions of €

Q4 2012 Q4 2013 Actual change
Adjusted change

Siemens      3

Income and Profit

Progress with “Siemens 2014”

leads to substantial charges

Total Sectors profit of €1.609 billion included €688 million in charges to Sector profit, associated with successful execution of the company-wide “Siemens 2014” productivity improvement program. The Sectors reached important milestones with initiatives to improve regional footprints, adjust capacities and increase process efficiency. This enabled them to book charges totaling €255 million in Infrastructure & Cities, €232 million in Industry, €151 million in Energy, and €49 million in Healthcare. For comparison, Total Sectors profit of €1.932 billion in the same period a year ago was also burdened by substantial charges, primarily including €716 million in Energy. These impacts were only partly offset by €127 million in gains in the Sectors related to other post-employment benefits (OPEB) in the U.S.

Healthcare led all Sectors with €601 million in profit. Energy’s profit rose to €564 million from a low base a year ago, when profit was burdened by the €716 million in charges, including substantial effects related to Iran and Olkiluoto as well as impairment charges in the solar business. Industry profit was €278 million, a sharp drop from the prior-year level including the substantial “Siemens 2014” charges noted above, project charges of €52 million, and the influence of lower revenue in its short-cycle businesses. While profit of €166 million at Infrastructure & Cities was also lower than in the prior-year period, the decline was due primarily to the “Siemens 2014” charges mentioned above which included impairment charges of €76 million related to portfolio optimization.

Improved results

outside the Sectors

Income from continuing operations came in at €1.075 billion, down from €1.230 billion a year earlier. Corresponding basic EPS was €1.20 in the current period, down from €1.35 a year earlier. The main factor was lower Total Sectors profit year-over-year. This was partly offset by an overall improvement in results outside the Sectors. In particular, higher profit at Equity Investments in the current quarter included a €76 million gain from the sale of Siemens’ equity share in Nokia Siemens Networks B.V. (NSN) during the current quarter. Fourth-quarter net income was €1.068 billion and corresponding basic EPS was €1.19. A year earlier, net income was €1.191 billion with a corresponding EPS of €1.30.

Siemens      4

Cash, Return on Capital Employed (ROCE), Pension Funded Status

Strong year-end

cash performance

As in previous years, the fourth quarter included an outstanding cash performance, with substantial conversion of income into cash. Free cash flow from continuing operations was €4.357 billion, above the high level of the prior-year period. The current period included cash inflows of €1.7 billion from a decrease in operating net working capital, due to lower inventories, a decrease in outstanding customer payments, and an increase in trade payables. Energy led all Sectors in reducing operating net working capital, particularly with higher collection of customer payments in connection with wind-farm projects. Free cash flow of €4.208 billion at the Sector level included cash outflows of €0.2 billion corresponding to charges to income taken for the “Siemens 2014” program.

During the quarter Siemens took in €1.7 billion in cash related to the sale of its stake in NSN. This amount was included in investing activities and was not part of Free cash flow.

Pension plan underfunding

remains unchanged

The underfunding of Siemens’ pension plans amounted to €8.5 billion, as of September 30, 2013 and as of the end of the third quarter.

Sectors      5

Energy Sector

Profit bounces back

on lower charges

In the fourth quarter the Energy Sector contributed €564 million to Sector profit, led by Fossil Power Generation. Wind Power and Oil & Gas delivered outstanding year-end profit performances. Power Transmission posted a loss including €37 million in charges related to grid connections to offshore wind-farms. The Sector took €151 million in “Siemens 2014” charges, primarily for reducing its cost structure, adjusting capacity and improving its regional footprint. The Sector’s solar business posted a loss of €30 million and Energy also recorded €39 million for impairments at its tidal hydro power business.

A year earlier, fourth-quarter profit was held back by €327 million in impacts related to Iran, charges totaling €133 million at Power Transmission, and a €106 million impact associated with the Olkiluoto project in Finland. Also in the prior-year period, the solar business posted a loss of €182 million, including impairment charges of €150 million. Energy’s portion of the OPEB gain in the prior-year period was €19 million.

Sector revenue declined 3% year-over-year, as reported declines in the Americas and Asia, Australia offset growth in Europe/CAME. On an organic basis, revenue rose 2%. Reported orders came in 12% lower year-over-year, due mainly to a significantly lower volume from major orders in Europe/CAME. The Americas and Asia, Australia reported increases. On an organic basis, orders came in 7% lower. Energy’s book-to-bill ratio was 1.02 and its order backlog was €54 billion at the end of the quarter.

Effective with the beginning of fiscal 2014, the Fossil Power Generation Division and the Oil & Gas Division were combined into a single Division under the name Power Generation.

Profit stable, revenue

and orders come in lower

Fossil Power Generation delivered €387 million in profit in a highly competitive environment, after €61 million in “Siemens 2014” charges. For comparison, profit in the prior-year period included the €106 million impact related to Olkiluoto and €33 million of the Iran impacts mentioned above. In the current period, profit was held back by lower revenue in the products and solutions businesses, following weak order development for both businesses in prior periods. This factor was partially offset by an increased contribution from the service business. Revenue for the Division overall was down 7% compared to the fourth quarter a year ago. Orders came in 14% below the prior-year-period, which included a significantly higher volume from large orders. On a geographic basis, revenue declines in Europe/CAME and the Americas more than offset growth in Asia, Australia. Orders fell sharply in Europe/CAME due to a lower volume from large orders in the region, and also declined in Asia, Australia while the Americas posted an increase.

Sectors      6

Profit up on strong

off-shore performance

Wind Power generated €179 million in profit in a seasonally strong fourth quarter that coincides with the summer months of the northern hemisphere. The Division increased its installation of offshore wind-farms in Europe and raised the contribution from its service business. As a result, fourth-quarter revenue rose 10% year-over-year due primarily to growth in Europe/CAME. Revenue in the

Americas region continued to show the effects of an order gap in the U.S. in 2012, which was caused by uncertainty regarding tax incentives. In the current period, orders in the Americas rose sharply from the low base a year earlier. In contrast, Europe/CAME and Asia, Australia saw a much smaller volume from large orders, and orders for the Division overall came in substantially lower year-over-year.

Strong year-end quarter

for Oil & Gas

Oil & Gas delivered a strong quarter to close the year. Fourth-quarter profit reached €151 million, after €11 million in “Siemens 2014” charges. For comparison, the Division’s loss in the prior-year period was due mainly to impacts totaling €275 million related to adjustments for long-term construction and service contracts with customers in Iran, mainly as a result of a revenue reduction of €282 million. Revenue for the current period was up 8% from the low basis in the prior-year period, which affected Europe/CAME in particular. Fourth-quarter orders came in 13% higher year-over-year due to strong demand in the Asia, Australia region.

Challenges and charges

again result in loss

Power Transmission posted a loss of €42 million in the fourth quarter, including €76 million in “Siemens 2014” charges. Profit was also held back by project execution challenges, including the €37 million in charges related to grid connections to offshore wind-farms. A year earlier, the Division’s loss of €40 million included €67 million in charges related to wind-farm connections, €66 million in charges related to the transformers business, and €19 million of the Sector’s impacts related to Iran. Revenue in the current period came in 13% lower year-over-year, including declines in all three reporting regions, due in part to selective order intake in recent quarters. While the Division has reached material milestones with respect to one of the grid connection projects in Germany, it expects challenges to continue in coming quarters.

Sectors      7

Healthcare Sector

Strong profit performance

on organic growth

In a strong year-end quarter, Healthcare delivered profit of €601 million, near the peak level of the fourth quarter a year earlier. For comparison, that prior-year period benefited from €49 million of the OPEB gain in the U.S. mentioned earlier. Both periods included charges related to the Sector’s Agenda 2013 initiative, totaling €49 million in the current period and €40 million in the same quarter a year ago. Healthcare intends to maintain the achievements of the initiative going forward, including improvements in cost position and competitiveness.

Profit at Diagnostics came in at €82 million compared to €86 million in the prior-year period, which benefited from €9 million of the OPEB gain mentioned above. In addition, charges associated with Agenda 2013 were higher year-over-year, totaling €21 million compared to €14 million in the fourth quarter a year ago. Purchase price allocation (PPA) effects related to past acquisitions at Diagnostics were €42 million in the fourth quarter. A year earlier, Diagnostics recorded €44 million in PPA effects.

Reported revenue for Healthcare was 2% lower than in the prior-year period, while fourth-quarter orders rose 3% year-over-year, due mainly to a large order in the U.S. On an organic basis, excluding strong negative currency translation effects, Healthcare revenue rose 5% and orders climbed 10% compared to the prior-year period. On a geographic basis, revenue was up in Europe/CAME compared to the prior-year period, while Asia, Australia and the Americas posted declines. The Sector’s order growth was attributable to the Americas. The book-to bill ratio was 1.09, and Healthcare’s order backlog was €7 billion at the end of the quarter.

The Diagnostics business reported revenue of €1.026 billion in the fourth quarter, 3% below €1.055 billion a year earlier. This decline was primarily due to strong negative currency translation effects in Diagnostics’ large U.S. market which led to a moderate decline in the Americas. On an organic basis, Diagnostics revenue for the fourth quarter rose 4% year-over-year.

Sectors      8

Industry Sector

Q4 profit impacted by substantial charges for “Siemens 2014”

Fourth-quarter profit in Industry fell to €278 million due primarily to “Siemens 2014” initiatives to improve the Sector’s global footprint and reduce costs associated with administrative processes. Associated charges totaled €232 million. Due in part to these charges, profit was lower at Industry Automation and Drive Technologies. The metals technologies business took €52 million in charges related to two projects and €37 million of the Sector’s “Siemens 2014” charges. For comparison, profit in the prior-year period included Industry’s €30 million portion of the OPEB gain mentioned earlier and a gain of €22 million from a settlement related to a supplier warranty, which more than offset €28 million in charges related to severance programs. In addition, Sector profit in the current quarter was held back by lower revenue compared to the prior-year period.

Market conditions for Industry showed further signs of stabilizing in the fourth quarter. Orders increased 5% compared to the same period a year earlier on the basis of a number of large orders in the Sector’s long-cycle business. Revenue was 5% below the prior-year level, due mainly to continuing softness in the Sector’s short-cycle markets. On a regional basis, order growth came from the Americas and Europe/CAME, while revenue was lower in all three reporting regions. The Sector’s book-to-bill ratio was 0.95 and its order backlog at the end of the quarter was €10 billion.

Effective during the fourth quarter of fiscal 2013, Industry Automation’s Water Technologies Business Unit was classified as discontinued operations. Prior-period results are presented on a comparable basis. After the close of the quarter, Industry Automation announced the signing of an agreement to sell the Business Unit, subject to customary closing conditions.

Sectors      9

“Siemens 2014” charges and lower revenue hold back profit

Fourth-quarter profit at Industry Automation declined to €289 million, due in part to €42 million in “Siemens 2014” charges. Profit was held back also by lower revenue which led to lower capacity utilization. Effects related to LMS International NV (LMS), which was acquired in the second quarter of fiscal 2013, totaled €15 million for deferred revenue adjustments and inventory step-ups. The Division also recorded PPA effects of €11 million related to long-lived assets of LMS. PPA effects related to the acquisition of UGS Corp. in fiscal 2007 were €36 million in the current period, down from €39 million a year earlier.

Orders for the Division declined 2% compared to the fourth quarter a year earlier, due to lower demand in the Americas and Asia, Australia. On an organic basis, orders were level with the prior-year period. Revenue was 6% lower due to declines in Europe/CAME and the Americas. On an organic basis, revenue came in 4% lower year-over-year.

“Siemens 2014” charges hit profit, large orders drive growth

Fourth-quarter profit at Drive Technologies fell sharply to €84 million, due mainly to €147 million in “Siemens 2014” charges. Profit was held back further by a less favorable revenue mix compared to the same period a year earlier, related mainly to the Division’s short-cycle activities. For comparison, profit in the prior-year period included the €22 million settlement gain mentioned above for the Sector. Fourth-quarter orders rose 4% year-over-year, on growth in the Americas and Europe/CAME including a number of large orders. Revenue declined slightly due to lower demand in the Americas. On an organic basis, fourth-quarter revenue increased 2% and orders were up 7% year-over-year.

Sectors      10

Infrastructure & Cities Sector

Strong year-end quarter despite “Siemens 2014” charges

Fourth-quarter profit at Infrastructure & Cities declined year-over-year to €166 million. The main factor was €255 million in “Siemens 2014” charges, taken primarily to improve the Sector’s cost efficiency and regional footprint. These charges also included a goodwill impairment of €46 million related to its airport and postal logistics business and impairments of long-lived assets totaling €30 million. The Sector’s “Siemens 2014” charges resulted in a loss for the Transportation & Logistics business and sharply cut the profit at the Power Grid Solutions & Products business compared to the prior-year period. Building Technologies was still able to increase its fourth-quarter profit year-over-year. For comparison, profit for Infrastructure & Cities in the prior-year period was burdened by €34 million in charges related to severance programs and an impact of €20 million related to Iran. These factors were largely offset by the Sector’s €30 million portion of the OPEB gain mentioned earlier and a positive contribution from the Sector’s interest in AtoS S.A. (AtoS).

Fourth-quarter orders and revenue for Infrastructure & Cities rose 10% and 4%, respectively, on growth year-over-year at Transportation & Logistics. On a regional basis, orders and revenue for the Sector rose in Asia, Australia and Europe/CAME and remained nearly level in the Americas compared to the fourth quarter a year ago. The Sector’s book-to-bill ratio was 0.92 and its order backlog at the end of the quarter was €29 billion.

Loss due to “Siemens 2014” charges, volume growth benefits from Invensys Rail

Transportation & Logistics recorded a loss of €78 million in the current period compared to a profit of €73 million a year earlier. The largest factor in the change was €149 million in “Siemens 2014” charges. This includes the goodwill impairment of €46 million on the airport logistics and postal automation business, which Transportation & Logistics intends to divest. Profit was held back also by effects related to the third-quarter acquisition of Invensys Rail, including €34 million in transaction and integration costs and PPA effects of €12 million. For comparison, profit in the prior-year period was burdened by the €20 million impact related to Iran. Fourth-quarter revenue for Transportation & Logistics climbed 16% year-over-year. Orders rose 43%, due mainly to a larger volume from major orders. Both revenue and order growth benefited from the acquisition of Invensys Rail.

Sectors      11

“Siemens 2014” charges impact profit , volume declines slightly

Profit at Power Grid Solutions & Products declined to €103 million, due mainly to €74 million in “Siemens 2014” charges. These charges included the €30 million in impairments of long-lived assets mentioned above for the Sector. Profit development was also held back by a 3% decline in revenue compared to the prior-year quarter. Reported orders for the Business declined slightly. On an organic basis, excluding strong negative currency translation effects, revenue and orders rose 3% and 6%, respectively. On a regional basis, Asia, Australia reported double-digit increases in both revenue and orders, while the other regions posted declines compared to the fourth quarter a year ago.

Improved business mix and cost position lift profit

Building Technologies increased its fourth-quarter profit to €168 million despite €29 million in “Siemens 2014” charges. The main reasons for the increase were a more favorable business mix, following more selective order intake in prior periods and an improved cost position year-over-year. Revenue for the Division remained stable year-over-year, as lower revenue in the Americas was offset by an increase in Europe/CAME. Orders came in 4% lower year-over-year, including declines in all three reporting regions.

Equity Investments and Financial Services      12

Equity Investments and Financial Services

Gain from NSN sale lifts profit

Following the spin-off of OSRAM Licht AG (OSRAM) at the beginning of the fourth quarter, we present our remaining 17.0% stake in OSRAM, which is accounted for as available-for-sale financial assets, within Equity Investments. During the fourth quarter, Siemens closed the sale of its 50% share in NSN to NSN’s other shareholder, Nokia Corporation.

In the current period, Equity Investments posted a profit of €110 million, up from €44 million a year earlier. This improvement was due mainly to a gain of €76 million from the sale of Siemens’ equity share in NSN mentioned above. For comparison, profit in the prior-year period included equity investment income of €28 million related to the stake in NSN.

Due to a change in management responsibility related to Siemens’ shares in AtoS, the shares are included within Equity Investments effective with the beginning of fiscal 2014.

Higher income from Financial Services

Profit for the fourth quarter in Financial Services (SFS) rose to €107 million including lower credit hits. Despite substantial early terminations of financings and negative currency translation effects, SFS continued to successfully execute its growth strategy. Total assets rose from €17.405 billion at the end of fiscal 2012 to €18.661 billion at the end of fiscal 2013.

Corporate Activities and Outlook      13

Corporate Activities

Corporate items and pensions stable year-over-year

Corporate items and pensions reported a loss of €396 million in the fourth quarter compared to a loss of €386 million in the same period a year earlier. Within these figures, the loss at Corporate items was €295 million compared to a loss of €276 million in the prior-year period. Centrally carried pension expense for the fourth quarter totaled €101 million compared to €110 million a year earlier.

Higher gains from disposal of real estate

Income before income taxes at Siemens Real Estate was €112 million in the fourth quarter, compared to €88 million in the same period a year ago. The increase was due mainly to higher income from real estate disposals.

Outlook

We expect our markets to remain challenging in fiscal 2014. Our short-cycle businesses are not anticipating a recovery until late in the fiscal year. We expect orders to exceed revenue, for a book-to-bill ratio above 1. Assuming that revenue on an organic basis remains level year-over-year, we expect basic earnings per share (Net Income) for fiscal 2014 to grow by at least 15% from €5.08 in fiscal 2013.

This outlook is based on shares outstanding of 843 million as of September 30, 2013. Furthermore, it excludes impacts related to legal and regulatory matters.

Notes and Forward-Looking Statements       14

Notes and Forward-Looking Statements

All figures are preliminary and unaudited.

Financial Publications are available for download at: www.siemens.com/ir g Publications & Calendar.

This document includes supplemental financial measures that are or may be non-GAAP financial measures. Orders and order backlog; adjusted or organic growth rates of revenue and orders; book-to-bill ratio; Total Sectors profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow, or FCF; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be such non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements.

Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see supplemental financial measures and the related discussion in Siemens’ most recent annual report on Form 20-F, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Joe Kaeser and CFO Ralf Thomas. You can access the webcast at www.siemens.com/pressconference.

The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.

Also today at 3.30 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to www.siemens.com/analystconference.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

SIEMENS

CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)

For the three months and the fiscal years ended September 30, 2013 and 2012

(in millions of €, per share amounts in €)

	Three months ended September 30,		Fiscal years ended September 30,
	2013	2012(1)	2013	2012(1)
Revenue	21,168	21,444	75,882	77,395
Cost of sales	(15,645)	(15,548)	(55,053)	(55,470)

Gross profit	5,523	5,896	20,829	21,925
Research and development expenses	(1,187)	(1,125)	(4,291)	(4,245)
Selling and general administrative expenses	(3,065)	(3,060)	(11,286)	(11,043)
Other operating income	230	203	503	523
Other operating expenses	(180)	(194)	(427)	(364)
Income (loss) from investments accounted for using the equity method, net	159	60	510	(333)
Interest income	239	234	948	939
Interest expenses	(211)	(185)	(789)	(760)
Other financial income (expenses), net	(52)	(93)	(154)	(5)

Income from continuing operations before income taxes	1,456	1,737	5,843	6,636
Income tax expenses	(381)	(507)	(1,630)	(1,994)

Income from continuing operations	1,075	1,230	4,212	4,642
Income (loss) from discontinued operations, net of income taxes	(7)	(39)	197	(360)

Net income	1,068	1,191	4,409	4,282

Attributable to:
Non-controlling interests	62	53	126	132
Shareholders of Siemens AG	1,006	1,138	4,284	4,151
Basic earnings per share
Income from continuing operations	1.20	1.35	4.85	5.15
Income (loss) from discontinued operations	(0.01)	(0.04)	0.23	(0.41)

Net income	1.19	1.30	5.08	4.74

Diluted earnings per share
Income from continuing operations	1.19	1.33	4.80	5.10
Income (loss) from discontinued operations	(0.01)	(0.04)	0.22	(0.41)

Net income	1.18	1.29	5.03	4.69

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (preliminary and unaudited) For the three months and the fiscal years ended September 30, 2013 and 2012 (in millions of €)

	Three months ended September 30,		Fiscal years ended September 30,
	2013	2012(1)	2013	2012(1)
Net income	1,068	1,191	4,409	4,282
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	45	(594)	394	(1,787)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(443)	(207)	(1,062)	855
Available-for-sale financial assets	141	87	183	209
Derivative financial instruments	(38)	139	45	63

	(340)	19	(834)	1,127

Other comprehensive income, net of income taxes(2)	(295)	(575)	(440)	(661)

Total comprehensive income	773	615	3,969	3,622

Attributable to:
Non-controlling interests	37	33	81	128
Shareholders of Siemens AG	736	582	3,888	3,494

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Includes income (expenses) resulting from investments accounted for using the equity method of €(131) million and €26 million, respectively, for the three months ended September 30, 2013 and 2012, and €(257) million and €28 million, respectively, for the fiscal years ended September 30, 2013 and 2012.

Thereof €(4) million and €(10) million, respectively, for the three months ended September 30, 2013 and 2012, and €(121) million and €(99) million, respectively, for the fiscal years ended September 30, 2013 and 2012, are attributable to items that will not be reclassified to profit or loss.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (preliminary and unaudited)

As of September 30, 2013 and 2012

(in millions of €)

	9/30/13	9/30/12(1)
ASSETS
Cash and cash equivalents	9,190	10,891
Available-for-sale financial assets	601	524
Trade and other receivables	14,853	15,220
Other current financial assets	3,250	2,901
Inventories	15,560	15,679
Current income tax assets	794	836
Other current assets	1,297	1,277
Assets classified as held for disposal	1,393	4,799

Total current assets	46,937	52,128

Goodwill	17,883	17,069
Other intangible assets	5,057	4,595
Property, plant and equipment	9,815	10,763
Investments accounted for using the equity method	3,022	4,436
Other financial assets	15,117	14,666
Deferred tax assets	3,234	3,748
Other assets	872	846

Total non-current assets	54,999	56,123

Total assets	101,936	108,251

LIABILITIES AND EQUITY
Short-term debt and current maturities of long-term debt	1,944	3,826
Trade payables	7,599	8,036
Other current financial liabilities	1,515	1,460
Current provisions	4,485	4,750
Current income tax liablities	2,151	2,204
Other current liabilities	19,701	20,302
Liabilities associated with assets classified as held for disposal	473	2,049

Total current liabilities	37,868	42,627

Long-term debt	18,509	16,880
Post-employment benefits	9,265	9,801
Deferred tax liabilities	504	494
Provisions	3,907	3,908
Other financial liabilities	1,184	1,083
Other liabilities	2,074	2,034

Total non-current liabilities	35,443	34,200

Total liabilities	73,312	76,827

Equity
Issued capital, no par value(2)	2,643	2,643
Capital reserve	5,484	6,173
Retained earnings	22,663	22,877
Other components of equity	268	1,058
Treasury shares, at cost(3)	(2,946)	(1,897)

Total equity attributable to shareholders of Siemens AG	28,111	30,855

Non-controlling interests	514	569

Total equity	28,625	31,424

Total liabilities and equity	101,936	108,251

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Authorized: 1,084,600,000 and 1,084,600,000 shares, respectively. Issued: 881,000,000 and 881,000,000 shares, respectively.

(3)	37,997,595 and 24,725,674 shares, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

For the three months ended September 30, 2013 and 2012

(in millions of €)

	Three months ended September 30,
	2013	2012(1)
Cash flows from operating activities
Net income	1,068	1,191
Adjustments to reconcile net income to cash flows from operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	7	39
Amortization, depreciation and impairments	873	847
Income tax expenses	381	507
Interest (income) expenses, net	(28)	(50)
(Gains) losses on disposals of assets related to investing activities, net(2)	(247)	(107)
Other (income) losses from investments(2)	—	(63)
Other non-cash (income) expenses	204	69
Change in assets and liabilities
Inventories	737	1,469
Trade and other receivables	613	746
Trade payables	746	488
Other assets and liabilities	910	82
Additions to assets leased to others in operating leases	(82)	(111)
Income taxes paid	(390)	(324)
Dividends received	101	111
Interest received	213	197

Cash flows from operating activities — continuing operations	5,106	5,094
Cash flows from operating activities — discontinued operations	(12)	160

Cash flows from operating activities — continuing and discontinued operations	5,095	5,253
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(749)	(766)
Acquisitions of businesses, net of cash acquired	(74)	(41)
Purchase of investments(2)	(123)	(35)
Purchase of current available-for-sale financial assets	(114)	(47)
Change in receivables from financing activities	(1,048)	(1,144)
Disposal of investments, intangibles and property, plant and equipment(2)	2,040	288
Disposal of businesses, net of cash disposed	6	9
Disposal of current available-for-sale financial assets	14	51

Cash flows from investing activities — continuing operations	(48)	(1,686)
Cash flows from investing activities — discontinued operations	(30)	(90)

Cash flows from investing activities — continuing and discontinued operations	(78)	(1,776)
Cash flows from financing activities
Purchase of treasury shares	—	(1,721)
Other transactions with owners	—	37
Issuance of long-term debt	—	2,640
Repayment of long-term debt (including current maturities of long-term debt)	(774)	(24)
Change in short-term debt and other financing activities	(976)	(2,268)
Interest paid	(150)	(96)
Dividends attributable to non-controlling interests	(18)	(28)
Financing discontinued operations(3)	265	61

Cash flows from financing activities — continuing operations	(1,654)	(1,400)
Cash flows from financing activities — discontinued operations	42	(70)

Cash flows from financing activities — continuing and discontinued operations	(1,612)	(1,471)
Effect of deconsolidation of OSRAM on cash and cash equivalents	(476)	—
Effect of changes in exchange rates on cash and cash equivalents	(65)	(53)
Change in cash and cash equivalents	2,863	1,954
Cash and cash equivalents at beginning of period	6,370	8,996

Cash and cash equivalents at end of period	9,234	10,950
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	44	59

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	9,190	10,891

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed generally through Corporate Treasury.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

CONSOLIDATED STATEMENTS OF CASH FLOWS (preliminary and unaudited)

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)

	2013	2012(1)
Cash flows from operating activities
Net income	4,409	4,282
Adjustments to reconcile net income to cash flows from operating activities — continuing operations
(Income) loss from discontinued operations, net of income taxes	(197)	360
Amortization, depreciation and impairments	2,888	2,818
Income tax expenses	1,630	1,994
Interest (income) expenses, net	(159)	(178)
(Gains) losses on disposals of assets related to investing activities, net(2)	(292)	(345)
Other (income) losses from investments(2)	(326)	424
Other non-cash (income) expenses	674	110
Change in assets and liabilities
Inventories	(218)	(89)
Trade and other receivables	(293)	104
Trade payables	(217)	199
Other assets and liabilities	576	(2,078)
Additions to assets leased to others in operating leases	(377)	(375)
Income taxes paid	(2,166)	(1,445)
Dividends received	356	301
Interest received	837	842

Cash flows from operating activities — continuing operations	7,126	6,923
Cash flows from operating activities — discontinued operations	214	188

Cash flows from operating activities — continuing and discontinued operations	7,340	7,110
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(1,869)	(2,195)
Acquisitions of businesses, net of cash acquired	(2,801)	(1,295)
Purchase of investments(2)	(346)	(252)
Purchase of current available-for-sale financial assets	(157)	(182)
Change in receivables from financing activities	(2,175)	(2,087)
Disposal of investments, intangibles and property, plant and equipment(2)	2,463	753
Disposal of businesses, net of cash disposed	(27)	87
Disposal of current available-for-sale financial assets	76	142

Cash flows from investing activities — continuing operations	(4,836)	(5,029)
Cash flows from investing activities — discontinued operations	(240)	(656)

Cash flows from investing activities — continuing and discontinued operations	(5,076)	(5,685)
Cash flows from financing activities
Purchase of treasury shares	(1,394)	(1,721)
Other transactions with owners	(15)	158
Issuance of long-term debt	3,772	5,113
Repayment of long-term debt (including current maturities of long-term debt)	(2,927)	(3,218)
Change in short-term debt and other financing activities	3	(62)
Interest paid	(479)	(503)
Dividends paid to shareholders of Siemens AG	(2,528)	(2,629)
Dividends attributable to non-controlling interests	(152)	(155)
Financing discontinued operations(3)	298	(506)

Cash flows from financing activities — continuing operations	(3,422)	(3,523)
Cash flows from financing activities — discontinued operations	26	468

Cash flows from financing activities — continuing and discontinued operations	(3,396)	(3,055)
Effect of deconsolidation of OSRAM on cash and cash equivalents	(476)	—
Effect of changes in exchange rates on cash and cash equivalents	(108)	68
Change in cash and cash equivalents	(1,717)	(1,561)
Cash and cash equivalents at beginning of period	10,950	12,512

Cash and cash equivalents at end of period	9,234	10,950
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	44	59

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)	9,190	10,891

(1)	Adjusted for effects of adopting IAS 19R.

(2)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchase of investments includes certain loans to investments accounted for using the equity method.

(3)	Discontinued operations are financed generally through Corporate Treasury.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the three months ended September 30, 2013 and 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	9/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	7,609	8,687	7,373	7,583	63	64	7,436	7,647	564	163	1,621	1,116	1,514	2,301	196	209	177	201
Healthcare	4,060	3,960	3,716	3,778	9	8	3,724	3,786	601	631	11,023	11,757	885	851	100	106	160	174
Industry	4,800	4,572	4,574	4,884	468	440	5,042	5,324	278	721	6,549	6,479	830	975	176	167	187	149
Infrastructure & Cities	4,816	4,389	4,985	4,738	235	265	5,220	5,002	166	416	5,694	4,012	978	618	90	99	116	76

Total Sectors	21,285	21,608	20,649	20,983	775	776	21,423	21,759	1,609	1,932	24,886	23,364	4,208	4,745	562	581	640	600
Equity Investments	—	—	—	—	—	—	—	—	110	44	1,767	2,715	(1)	—	—	—	—	—
Financial Services (SFS)	347	247	303	239	44	8	347	247	107	100	18,661	17,405	278	129	15	8	53	69
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	77	70	74	65	3	4	77	69	(47)	(24)	(267)	(448)	(7)	42	2	—	1	1
Siemens Real Estate (SRE)	657	655	88	81	570	573	657	654	112	88	4,747	5,018	(47)	(51)	141	156	101	83
Corporate items and pensions	96	116	55	75	41	42	96	118	(396)	(386)	(11,252)	(11,693)	5	(172)	31	22	19	19
Eliminations, Corporate Treasury and other reconciling items	(1,450)	(1,445)	—	—	(1,431)	(1,404)	(1,431)	(1,404)	(39)	(16)	63,393	71,889	(79)	(366)	(3)	(1)	(8)	(10)

Siemens	21,011	21,251	21,168	21,444	—	—	21,168	21,444	1,456	1,737	101,936	108,251	4,357	4,328	749	766	805	762

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)

As of and for the fiscal years ended September 30, 2013 and 2012

(in millions of €)

	Orders(1)		External revenue		Intersegment revenue		Total revenue		Profit(2)		Assets(3)		Free cash flow(4)		Additions to intangible assets and property, plant and equipment		Amortization, depreciation and impairments(5)
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	9/30/13	9/30/12	2013	2012	2013	2012	2013	2012
Sectors
Energy	28,797	26,930	26,386	27,501	252	235	26,638	27,736	1,955	1,901	1,621	1,116	1,595	2,142	425	547	587	549
Healthcare	13,950	13,806	13,598	13,600	24	42	13,621	13,642	2,048	1,815	11,023	11,757	2,238	1,861	291	354	638	726
Industry	18,417	18,962	16,943	17,772	1,643	1,637	18,586	19,409	1,478	2,448	6,549	6,479	2,070	2,123	395	417	657	553
Infrastructure & Cities	21,894	17,150	17,128	16,731	750	853	17,879	17,585	306	1,102	5,694	4,012	384	737	239	290	332	276

Total Sectors	83,057	76,848	74,055	75,605	2,669	2,767	76,724	78,372	5,788	7,266	24,886	23,364	6,288	6,863	1,350	1,608	2,215	2,104
Equity Investments	—	—	—	—	—	—	—	—	396	(549)	1,767	2,715	114	100	—	—	—	—
Financial Services (SFS)	1,072	908	960	859	112	48	1,072	908	409	479	18,661	17,405	857	528	69	31	230	270
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	296	283	264	281	10	11	274	292	(12)	(29)	(267)	(448)	(58)	12	7	3	3	6
Siemens Real Estate (SRE)	2,510	2,434	301	325	2,210	2,121	2,512	2,447	171	115	4,747	5,018	(108)	(231)	365	453	314	327
Corporate items and pensions	470	508	302	325	170	184	472	509	(839)	(668)	(11,252)	(11,693)	(431)	(910)	83	103	91	67
Eliminations, Corporate Treasury and other reconciling items	(5,055)	(5,041)	—	—	(5,172)	(5,132)	(5,172)	(5,132)	(70)	23	63,393	71,889	(1,405)	(1,634)	(4)	(4)	(34)	(41)

Siemens	82,351	75,939	75,882	77,395	—	—	75,882	77,395	5,843	6,636	101,936	108,251	5,257	4,727	1,869	2,195	2,819	2,732

(1)	This supplementary information on Orders is provided on a voluntary basis. It is not part of the Consolidated Financial Statements subject to the audit opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities other than tax liabilities. Assets of SFS and SRE is Total assets.

(4)	Free cash flow represents Cash flows from operating activities less Additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the three months ended September 30, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	7,609	8,687	(12)%	(7)%	(6)%	0%	7,436	7,647	(3)%	2%	(5)%	0%	564	163	>200%	7.6%	2.1%
therein:
Fossil Power Generation	2,881	3,366	(14)%	(7)%	(7)%	0%	2,778	2,989	(7)%	(3)%	(4)%	0%	387	376	3%	13.9%	12.6%
Wind Power	1,511	2,305	(34)%	(33)%	(4)%	2%	1,619	1,471	10%	15%	(6)%	1%	179	134	34%	11.1%	9.1%
Oil & Gas	1,728	1,529	13%	21%	(7)%	(1)%	1,336	1,235	8%	16%	(7)%	(1)%	151	(111)	n/a	11.3%	(9.0)%
Power Transmission	1,532	1,552	(1)%	5%	(6)%	0%	1,749	2,017	(13)%	(8)%	(5)%	0%	(42)	(40)	(6)%	(2.4)%	(2.0)%
Healthcare Sector	4,060	3,960	3%	10%	(7)%	0%	3,724	3,786	(2)%	5%	(7)%	0%	601	631	(5)%	16.1%	16.7%
therein:
Diagnostics	1,026	1,054	(3)%	4%	(7)%	0%	1,026	1,055	(3)%	4%	(7)%	0%	82	86	(5)%	8.0%	8.2%
Industry Sector	4,800	4,572	5%	8%	(4)%	1%	5,042	5,324	(5)%	(2)%	(4)%	1%	278	721	(61)%	5.5%	13.5%
therein:
Industry Automation	2,089	2,134	(2)%	0%	(4)%	2%	2,200	2,337	(6)%	(4)%	(4)%	2%	289	398	(27)%	13.2%	17.0%
Drive Technologies	2,410	2,324	4%	7%	(4)%	0%	2,574	2,611	(1)%	2%	(3)%	0%	84	286	(71)%	3.3%	10.9%
Infrastructure & Cities Sector	4,816	4,389	10%	10%	(5)%	5%	5,220	5,002	4%	5%	(5)%	4%	166	416	(60)%	3.2%	8.3%
therein:
Transportation & Logistics	1,752	1,227	43%	29%	(6)%	19%	1,985	1,705	16%	8%	(4)%	13%	(78)	73	n/a	(4.0)%	4.3%
Power Grid Solutions & Products	1,639	1,662	(1)%	6%	(7)%	0%	1,733	1,784	(3)%	3%	(6)%	0%	103	200	(48)%	6.0%	11.2%
Building Technologies	1,524	1,580	(4)%	0%	(3)%	0%	1,596	1,599	0%	3%	(3)%	0%	168	153	10%	10.5%	9.6%

Total Sectors	21,285	21,608	(1)%	3%	(6)%	1%	21,423	21,759	(2)%	2%	(5)%	1%	1,609	1,932	(17)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (I) (continuing operations — preliminary and unaudited)

Orders, Revenue, Profit, Profit margin developments and growth rates for Sectors

For the fiscal year ended September 30, 2013 and 2012

(in millions of €)

	Orders						Revenue						Profit(1)			Profit margin
	2013	2012	% Change		therein		2013	2012	% Change		therein		2013	2012	% Change	2013	2012
			Actual	Adjus- ted(2)	Cur- rency	Port- folio			Actual	Adjus- ted(2)	Cur- rency	Port- folio
Sectors
Energy Sector	28,797	26,930	7%	8%	(2)%	1%	26,638	27,736	(4)%	(3)%	(2)%	0%	1,955	1,901	3%	7.3%	6.9%
therein:
Fossil Power Generation	10,682	11,116	(4)%	(2)%	(2)%	0%	10,239	11,161	(8)%	(7)%	(1)%	0%	1,693	1,933	(12)%	16.5%	17.3%
Wind Power	6,593	4,932	34%	34%	(2)%	1%	5,174	5,066	2%	4%	(2)%	1%	306	304	1%	5.9%	6.0%
Oil & Gas	5,801	5,307	9%	9%	(2)%	2%	5,152	5,115	1%	0%	(1)%	2%	433	218	99%	8.4%	4.3%
Power Transmission	5,700	5,824	(2)%	0%	(2)%	0%	6,167	6,593	(6)%	(4)%	(2)%	0%	(156)	(302)	48%	(2.5)%	(4.6)%
Healthcare Sector	13,950	13,806	1%	4%	(3)%	0%	13,621	13,642	0%	2%	(3)%	0%	2,048	1,815	13%	15.0%	13.3%
therein:
Diagnostics	3,942	3,969	(1)%	2%	(2)%	0%	3,942	3,969	(1)%	2%	(2)%	0%	350	314	12%	8.9%	7.9%
Industry Sector	18,417	18,962	(3)%	(3)%	(1)%	1%	18,586	19,409	(4)%	(4)%	(1)%	1%	1,478	2,448	(40)%	8.0%	12.6%
therein:
Industry Automation	8,143	8,524	(4)%	(5)%	(1)%	2%	8,194	8,463	(3)%	(3)%	(1)%	1%	1,038	1,316	(21)%	12.7%	15.6%
Drive Technologies	9,024	9,395	(4)%	(3)%	(1)%	0%	9,208	9,640	(4)%	(4)%	(1)%	0%	527	970	(46)%	5.7%	10.1%
Infrastructure & Cities Sector	21,894	17,150	28%	28%	(3)%	2%	17,879	17,585	2%	1%	(1)%	2%	306	1,102	(72)%	1.7%	6.3%
therein:
Transportation & Logistics	10,040	5,382	87%	85%	(5)%	6%	6,318	5,969	6%	2%	(2)%	6%	(448)	236	n/a	(7.1)%	4.0%
Power Grid Solutions & Products	6,392	6,275	2%	4%	(2)%	0%	6,102	6,068	1%	3%	(2)%	0%	403	457	(12)%	6.6%	7.5%
Building Technologies	5,769	5,809	(1)%	0%	(1)%	0%	5,754	5,820	(1)%	0%	(1)%	0%	351	379	(7)%	6.1%	6.5%

Total Sectors	83,057	76,848	8%	9%	(2)%	1%	76,724	78,372	(2)%	(1)%	(2)%	1%	5,788	7,266	(20)%

(1)	Profit is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded.

(2)	Excluding currency translation and portfolio effects.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the three months ended September 30, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	564	163	2	(21)	(7)	(22)	569	207	46	30	153	257	769	493	10.3%	6.4%
therein:
Fossil Power Generation	387	376	7	13	(3)	(5)	383	368	5	6	40	42	427	416
Wind Power	179	134	1	2	(2)	—	179	131	8	7	30	40	217	178
Oil & Gas	151	(111)	—	—	(1)	(1)	152	(111)	12	13	20	21	183	(77)
Power Transmission	(42)	(40)	3	5	(2)	(17)	(43)	(27)	3	4	39	44	(1)	20
Healthcare Sector	601	631	2	3	11	11	588	617	77	84	82	90	746	790	20.0%	20.9%
therein:
Diagnostics	82	86	—	—	1	4	81	82	48	51	51	59	180	192
Industry Sector	278	721	1	3	(3)	(4)	280	722	79	65	108	84	466	871	9.2%	16.4%
therein:
Industry Automation	289	398	—	—	(1)	(4)	290	402	65	50	36	34	390	486
Drive Technologies	84	286	1	3	(1)	—	84	283	13	12	69	47	166	342
Infrastructure & Cities Sector	166	416	3	6	(4)	7	166	403	60	30	103	46	329	479	6.3%	9.6%
therein:
Transportation & Logistics	(78)	73	1	3	(2)	(5)	(78)	74	16	3	64	13	2	91
Power Grid Solutions & Products	103	200	2	2	(2)	(2)	103	199	30	10	25	21	158	229
Building Technologies	168	153	—	—	—	—	169	154	14	16	13	12	195	182
Total Sectors	1,609	1,932	9	(9)	(2)	(8)	1,603	1,949	262	208	446	477	2,311	2,634

Equity Investments	110	44	108	42	1	2	2	—	—	—	—	—	2	—
Financial Services (SFS)	107	100	17	22	100	97	(11)	(19)	1	2	52	67	42	50
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(47)	(24)	28	3	(1)	—	(74)	(27)	—	—	—	1	(73)	(26)
Siemens Real Estate (SRE)	112	88	—	—	(27)	(30)	139	118	—	—	100	83	240	201
Corporate items and pensions	(396)	(386)	—	—	(94)	(114)	(302)	(272)	4	5	15	14	(283)	(253)
Eliminations, Corporate Treasury and other reconciling items	(39)	(16)	(3)	1	—	11	(36)	(28)	—	—	(8)	(10)	(44)	(37)

Siemens	1,456	1,737	159	60	(24)	(43)	1,321	1,721	268	216	606	632	2,195	2,568

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €70 million and €85 million for the three months ended September 30, 2013 and 2012, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (II) (continuing operations — preliminary and unaudited)

Reconciliation from Profit / Income before income taxes to adjusted EBITDA

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)

	Profit(1)		Income (loss) from investments accounted for using the equity method, net(2)		Financial income (expenses), net(3)		Adjusted EBIT(4)		Amortization(5)		Depreciation and impairments of property, plant and equipment and goodwill(6)		Adjusted EBITDA		Adjusted EBITDA margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Sectors
Energy Sector	1,955	1,901	(39)	22	(27)	44	2,022	1,835	132	97	478	537	2,631	2,470	9.9%	8.9%
therein:
Fossil Power Generation	1,693	1,933	32	41	(13)	67	1,674	1,825	19	21	143	142	1,835	1,988
Wind Power	306	304	(8)	6	(6)	(5)	320	303	32	27	103	100	454	430
Oil & Gas	433	218	—	—	(3)	(4)	436	222	49	38	79	71	564	330
Power Transmission	(156)	(302)	20	25	(10)	(20)	(167)	(308)	13	11	114	109	(39)	(187)
Healthcare Sector	2,048	1,815	8	8	(18)	2	2,059	1,804	314	377	323	349	2,696	2,530	19.8%	18.5%
therein:
Diagnostics	350	314	—	—	(27)	9	377	305	196	232	211	226	784	763
Industry Sector	1,478	2,448	(4)	11	(17)	(14)	1,499	2,452	303	253	354	300	2,156	3,005	11.6%	15.5%
therein:
Industry Automation	1,038	1,316	—	1	(4)	(7)	1,041	1,323	240	195	123	114	1,404	1,631
Drive Technologies	527	970	(5)	10	(11)	(6)	542	966	56	48	219	172	817	1,187
Infrastructure & Cities Sector	306	1,102	26	25	2	29	278	1,048	154	112	226	165	657	1,324	3.7%	7.5%
therein:
Transportation & Logistics	(448)	236	18	15	(7)	(16)	(459)	236	39	13	99	46	(321)	296
Power Grid Solutions & Products	403	457	8	9	(6)	(4)	401	452	57	39	78	71	536	562
Building Technologies	351	379	—	1	—	(2)	352	381	58	60	46	47	456	488
Total Sectors	5,788	7,266	(10)	66	(60)	61	5,858	7,139	902	839	1,381	1,350	8,141	9,329

Equity Investments	396	(549)	372	(568)	7	7	17	12	—	—	—	—	17	12
Financial Services (SFS)	409	479	85	168	389	385	(64)	(73)	5	7	225	264	166	197
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(12)	(29)	69	7	(2)	—	(80)	(36)	2	4	2	2	(76)	(31)
Siemens Real Estate (SRE)	171	115	—	—	(110)	(112)	281	227	1	2	313	325	595	553
Corporate items and pensions	(839)	(668)	—	—	(249)	(305)	(590)	(363)	17	16	74	51	(499)	(296)
Eliminations, Corporate Treasury and other reconciling items	(70)	23	(6)	(5)	30	137	(94)	(109)	—	—	(34)	(41)	(128)	(151)

Siemens	5,843	6,636	510	(333)	5	173	5,328	6,796	927	867	1,960	1,950	8,215	9,613

(1)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes.

For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expenses), net comprises Interest income, Interest expenses and Other financial income (expenses), net as reported in the Consolidated Statements of Income.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expenses), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(6)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €70 million in the current period and €85 million in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

SUPPLEMENTAL DATA

SIEMENS

ADDITIONAL INFORMATION (III) (continuing operations — preliminary and unaudited)

External revenue of Sectors by regions

For the fiscal years ended September 30, 2013 and 2012

(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa, Middle East				therein Germany				Americas				Asia, Australia				Total
	2013	2012	% Change		2013	2012	% Change		2013	2012	% Change		2013	2012	% Change		2013	2012	% Change
Sectors
Energy Sector	14,346	14,261	1%		2,231	1,927	16%		7,153	8,141	(12)%		4,886	5,098	(4)%		26,386	27,501	(4)%
Healthcare Sector	4,544	4,593	(1)%		995	1,056	(6)%		5,631	5,692	(1)%		3,422	3,315	3%		13,598	13,600	(0)%
Industry Sector	9,261	9,644	(4)%		4,198	4,464	(6)%		3,290	3,484	(6)%		4,393	4,644	(5)%		16,943	17,772	(5)%
Infrastructure & Cities Sector	10,482	10,121	4%		2,633	2,880	(9)%		4,283	4,344	(1)%		2,363	2,267	4%		17,128	16,731	2%
Reconciliation to Siemens	1,241	1,329	(7)%		694	723	(4)%		558	416	34%		28	46	(39)%		1,827	1,791	2%

Siemens	39,874	39,947	(0)%		10,750	11,049	(3)%		20,916	22,078	(5)%		15,092	15,370	(2)%		75,882	77,395	(2)%

	External revenue of Sectors as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue (location of customer)																Percentage of Siemens
	Europa, C.I.S.(1), Africa, Middle East				therein Germany				Americas				Asia, Australia				Total
	2013	2012	Change		2013	2012	Change		2013	2012	Change		2013	2012	Change		2013	2012	Change
			in pp				in pp				in pp				in pp				in pp
Sectors
Energy Sector	54%	52%	2.5	pp	8%	7%	1.4	pp	27%	30%	(2.5	) pp	19%	18%	(0.0	) pp	35%	36%	(0.8	) pp
Healthcare Sector	34%	34%	(0.4	) pp	7%	8%	(0.4	) pp	41%	42%	(0.4	) pp	25%	24%	0.8	pp	18%	18%	0.3	pp
Industry Sector	55%	54%	0.4	pp	25%	25%	(0.3	) pp	19%	20%	(0.2	) pp	26%	26%	(0.2	) pp	22%	23%	(0.6	) pp
Infrastructure & Cities Sector	61%	60%	0.7	pp	15%	17%	(1.8	) pp	25%	26%	(1.0	) pp	14%	14%	0.2	pp	23%	22%	1.0	pp
Reconciliation to Siemens	68%	74%	(6.3	) pp	38%	40%	(2.4	) pp	31%	23%	7.3	pp	1%	3%	(1.0	) pp	2%	2%	0.1	pp

Siemens	52%	52%	0.9	pp	14%	14%	(0.1	) pp	28%	28%	(1.0	) pp	20%	20%	0.0	pp	100%	100%

(1)	Commonwealth of Independent States.

Due to rounding, numbers presented may not add up precisely to totals provided.

Siemens decides on share buyback

•	Up to €4 billion in volume within the next up to 24 months

Siemens AG plans to carry out a share buyback of up to €4 billion in volume within the next up to 24 months. “We want to let our owners continually share in the company’s success. To this end, we have defined a corridor for the company’s capital structure in the framework of our ‘One Siemens’ financial system. We have committed to the shareholders and are holding to this commitment,” said Ralf Thomas, Chief Financial Officer of Siemens AG.

The share buyback will be carried out under the authorization granted at the Annual Shareholders’ Meeting on January 25, 2011. The share buyback serves exclusively for the purpose of retiring shares and reducing capital, for issuing shares to employees, board members of affiliated companies and members of the Managing Board, and for meeting obligations under convertible and/or warrant bonds.

In the framework of ‘One Siemens’, the company has set the goal of reaching a ratio of adjusted industrial net debt to EBITDA of 0.5 to 1. At the close of fiscal 2013, the ratio was roughly at 0.3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: November 7, 2013	/S/ DR. JOCHEN SCHMITZ
	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

/S/ DR. JUERGEN M. WAGNER
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling